GS ACQUISITION HOLDINGS CORP

200 West Street

New York, New York 10022

June 5, 2018

VIA EMAIL & EDGAR

Ms. Era Anagosti

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GS Acquisition Holdings Corp (the “Company”) Registration Statement on Form S-1 (Registration No. 333-225035)

Dear Ms. Anagosti:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-225035) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on June 7, 2018 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Jonathan Ko of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5527 and that such effectiveness also be confirmed in writing.

Very truly yours,

GS Acquisition Holdings Corp

By:	/s/ David M. Cote
	Name:	David M. Cote
	Title:	Chief Executive Officer, President and Secretary

cc:	Skadden, Arps, Slate, Meagher & Flom LLP Gregg Noel; Jonathan Ko

cc:	Freshfields Bruckhaus Deringer US LLP Paul D. Tropp